Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
ANNOUNCES MANAGEMENT CHANGE

Calgary, Alberta, Canada – March 11, 2016

Precision Drilling Corporation ("Precision" or the "Corporation") announced that its Executive Vice President and Chief Financial Officer, Robert McNally, has resigned effective March 10, 2016, to pursue a new professional opportunity. Precision has appointed Carey Ford, its Senior Vice President, Operations Finance, as interim Chief Financial Officer. The Company has initiated a search for a full time successor as CFO, which will include a review of both internal and external candidates.

Precision's President and CEO, Kevin Neveu, commented on the departure "Over his tenure with Precision, Rob has been a key member of the senior leadership team and a strong leader throughout the organization. Over the past 6 years Rob has been one of the drivers of our organic growth strategy and was instrumental in creating the strong balance sheet and liquidity position we enjoy today.  On behalf of the Board of Directors and Management we wish him well on his new opportunity."

Carey Ford joined Precision in 2011 as Vice President, Finance and Investor Relations and in 2015 was promoted to the position of Senior Vice President, Operations Finance.  Prior to Precision, Carey had a ten year career in accounting, private equity and investment banking with a focus on oilfield services.  Carey has a Bachelor of Business Administration and Masters of Business Administration from the University of Texas at Austin and has earned the Chartered Financial Analyst designation.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

Kevin Neveu, President and CEO

403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com